Exhibit 99.1

MINUTES of the proceedings at the annual general meeting of Mainz Biomed N.V., a public company under Dutch law, registered with the Dutch trade register under number 82122571 (the “Company”), held at the offices of CMS Netherlands, Atrium, Parnassusweg 737, 1077 DG Amsterdam, the Netherlands, on 28 June 2022 at 15.00 hours CET,

Chairman and secretary

Hans Hekland (Chairman of the Board of the Company, present in person) acts as chairman of the meeting and Martijn van der Bie (civil law notary with CMS, present in person) as secretary.

Opening

The chairman opens the meeting. It is noted that the meeting takes place in accordance with the articles of association of the Company and Dutch law. The convocation, agenda and other meeting documents were available on the Company website as of 20 May 2022 and filed with the US Securities and Exchange Commission on SEC Form 6-K on 3 June 2022.

It is noted that a total of 13,735,000 ordinary shares in the capital of the Company are issued and outstanding. The holders of not less than 2,971,015 ordinary shares are present by proxy. 21.63% of the voting power on the outstanding shares is present or represented at the meeting. Each share confers the right to cast one vote.

It is noted that no persons with meeting rights have submitted resolutions for adoption at the general meeting.

Consideration

The chairman considers the agenda of the meeting, which includes the consideration of the annual accounts over the financial year ended on 31 December 2021.

Voting

Since the attendees indicated they had no questions or comments in respect of the items included on the agenda for the meeting, the chairman proceeds and puts each of the voting items on the agenda to the vote. The chairman notes that each voting item is adopted with the requisite majority.

The chairman notes:

1.	That the Tabulation Report issued by Broadridge on 21 June 2022 (the “Tabulation Report”) shows a total of outstanding shares of 14,482,973 and that such Tabulation Report will be attached to these minutes of the meeting as Annex 1;

2.	That for 747,973 of such shares (the “Warrants”) the Dutch law formalities for issuance of shares following a recent exercise of warrants may not yet have been complied with;

3.	That the Warrants therefore do not yet confer the right to cast votes in the AGM and do not count for the determination of the total number of outstanding shares;

4.	That during the AGM no other votes were cast than the votes included in the Tabulation Report;

5.	That under the Registered Shares as referred to in the Tabulation Report no votes were cast in respect of the Warrants;

6.	That it cannot be excluded that under the Beneficial Shares as referred to in the Tabulation Report votes were cast in respect of the Warrants;

7.	That given the small number of Beneficial Shares, it would not have a material impact for the determination whether the proposals have been adopted or not, if one would include the voting in respect of the Beneficial Shares or not in the result of the voting;

8.	That – if the representation and voting in respect of the Beneficial Shares is ignored - the results of the voting are as included in an overview that will be attached to these minutes of the meeting as Annex 2.

Close

There being no further questions or comments from the attendees, the chairman closes the meeting.